VIA EDGAR

August 18, 2014

Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       Investment Managers Series Trust (filing relates to the Strategic Latin America Fund)
(File Nos. 333-122901 and 811-21719)

Dear Ms. Dubey:

This letter summarizes the comments provided by you on August 6, 2014, to the Preliminary Proxy Statement on Schedule 14A filed by Investment Managers Series Trust (the “Registrant”) with the Commission via EDGAR Accession No. 0001398344-14-003836 on July 31, 2014 (the “Proxy Statement”).  The purpose of the Proxy Statement is to solicit proxies in connection with a meeting of the shareholders of the Strategic Latin America Fund series of the Registrant (the “Existing Fund”) at which such shareholders will be asked to approve the reorganization of the Existing Fund into the newly created Strategic Latin America Fund series of World Funds Trust (the “Reorganization”).  Responses to all of the comments are included below and as appropriate will be reflected in the Registrant’s definitive Proxy Statement, to be filed concurrently with this letter.

General Comments

1.         Comment:  Explain why the Reorganization does not result in a new investment decision under Rule 145 of the Securities Act of 1933, as amended (the “1933 Act”), which would require registration under the 1933 Act.

Response:  The Registrant believes that it is common industry practice to use Schedule 14A rather than Form N-14 when soliciting proxies for a shareholder meeting at which the shareholders of a registered fund are being asked to approve  the reorganization of the registered fund into a newly created  series of another registrant, which series has no assets and operating history (i.e., a “shell”).  The Registrant refers you to a 1992 academic article on reorganizations and acquisitions of investment companies, which was prepared by certain, at the time, staff of the Commission’s Division of Investment Management, and which states on page 236 that “Form N-14 need not be used when the securities issued in the transaction do not represent a new investment, for example, when an existing fund reorganizes into a shell.”1

1.    The article was authored by Thomas S. Harman, Chief Counsel; Mary S. Podesta, Associate Director; Max Berueffy,
      Senior Special Counsel; Kevin M. Broadwater, Attorney; and Robert R. Tait, Attorney.

Rule 145 under the 1933 Act generally requires the use of Form N-14 to register securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets.  However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the 1933 Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”  Rule 145(a)(2), as interpreted by the staff of the Commission (the “Staff”), provides an exception to the registration requirements of Rule 145 for certain mergers involving investment companies.

Many investment company reorganizations are structural in nature and do not fundamentally require investors to make a “new investment decision” (the “no-sale theory”). Such reorganizations can, and have been, implemented through the use of a Schedule 14A proxy statement and not through the registration of new securities via Form N-14 in reliance on Rule 145(a)(2).  The Staff has recognized the applicability of the no-sale theory to certain investment company combinations and has issued a series of no-action letters providing its view of applicability of Rule 145(a)(2) in various circumstances. For example, the Staff has taken "no action" positions in a number of cases involving corporate reorganizations without any change in domicile.2 In some instances, these corporate reorganizations have been accompanied by unrelated changes in fund structure or manner of investment.3 The policies underlying Rule 145(a)(2) have been applied broadly by the Staff to exempt from registration transactions in which there is a change in domicile and it is accompanied by "incidental" changes in legal form, structure and voting arrangements.4  Rule 145(a)(2) has also been interpreted to permit changes in domicile with accompanying management and structural changes that go beyond those "incidental" to a change in domicile. 5

2
See, e.g., Lazard Freres Institutional Fund, Inc. (pub avail. Feb. 26, 1987) (reorganization of three Maryland corporations into newly-created shell series of two existing Maryland corporations); Massachusetts Financial Development Fund, Inc. (pub. avail. Jan. 10, 1985) (reorganization of five Massachusetts business corporations into Massachusetts business trusts).

3
See, e.g., Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984) (reorganizations from two Massachusetts corporations to Massachusetts business trusts with proposed changes in investment objectives and fundamental investment restrictions).

4
See, e.g., Frank Russell Investment Company (pub. avail. Dec. 3, 1984)    (reorganization of Maryland corporation into Massachusetts business trust); John Hancock Bond Fund, Inc. (pub. avail. Nov. 29, 1984) (reorganization of Maryland and Delaware corporations into Massachusetts business trusts); United Gold Shares, Inc. (pub. avail. Sept. 17, 1984) (reorganization of Texas corporation with one series of common shares and Maryland corporation with five series of common shares into Massachusetts business trust with eight series of shares, including two newly-created series of shares).

5
See, e.g., PEMCO (pub. avail. May 31, 1988) (reorganization of New York limited partnership into Maryland corporation where the directors of the successor corporation were different persons from the general partners of the predecessor partnership, new investment policies, restrictions and operations were introduced, and the custodian and independent certified accountants were changed); Aetna Variable Fund, Inc. (pub. avail. Jan 23, 1984) (reorganization of three Maryland corporations into Massachusetts business trusts where changes would be made to "standardize" the advisory, distribution, custodian and transfer agent agreements among the three new entities, and the new advisory agreements would effect changes requiring the payment of certain expenses by the new trusts rather than by the adviser, resulting in an 10 -15 basis point increase in fund expenses).

In the Registrant’s view, the Reorganization does not involve a new investment decision.   As described more fully in the Proxy Statement, the New Fund will have the same investment objective, limitations and restrictions, and principal investment strategies and risks as the Existing Fund.  Additionally, the investment adviser currently providing investment advice to the Existing Fund will serve as the investment adviser to the New Fund after the Reorganization is consummated.  Further, the Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories.  Rather, prior to the Reorganization, the New Fund will have had no assets or operating history and simply will serve as a shell into which the Existing Fund will be reorganized and all of its assets transferred.  Upon consummation of the Reorganization, the New Fund will assume the accounting and performance history of the Existing Fund.  At the effective time of the Reorganization, the net asset value of the New Fund’s shares will be the same as the net asset value of the Existing Fund’s shares.  Thus, shares of the New Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the Existing Fund.

A condition precedent to the Reorganization will be receipt by the Registrant (of which the Existing Fund is a series) and World Funds Trust (of which the New Fund is a series) of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the Existing Fund, the New Fund or the shareholders of the Existing Fund.

In the Registrant’s view, the Reorganization does not involve a new investment decision and can be implemented, consistent with Rule 145(a)(2), through the use of Schedule 14A. The Trust believes that this is consistent with the announced positions of the Staff.  The Trust further notes that all material information necessary to make an informed judgment about the Reorganization will be contained in the definitive proxy statement to be furnished to Existing Fund shareholders in soliciting their approval.  Such information will include, among other things, a description of World Funds Trust, a discussion of the effect of the Reorganization on the investment strategy and fee structure of the Existing Fund and a description of the investment adviser to the Existing Fund and the New Fund.  Finally, the Registrant notes that a registration statement on Form N-1A relating to the offering of the New Fund’s shares has been filed with the Commission.  The Reorganization will not be consummated before the registration of the offering of the New Fund’s shares is effective.

2.
Comment:  Throughout the Proxy Statement, as applicable, disclose the effect of the Reorganization on total New Fund expenses without the impact of the expense waiver.  Also, disclose the effect on New Fund expenses after the fee waiver expires after one year.

Response:  The Registrant has made the requested revisions.

Comments to Questions & Answers Section and Proxy Statement

3.
Comment:  In the response to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Existing Fund?” please clarify the following sentence to specify the circumstances in which the expense ratio will increase:

“The expense ratio may increase after the one-year period if the Adviser terminates or modifies the expense limitation undertaking.”

Please make the same changes in the second paragraph of the Proxy Statement.

Response:   The Registrant has revised the specified disclosures as set forth below:

“The expense ratio will increase after July 31, 2016, if the Adviser terminates the expense limitation undertaking and the assets of the New Fund have not increased to a level at which the gross expenses of the New Fund fall below the level of the expense limitation.”

4.
Comment:  Under the headings “Proposal 1 - Summary of Proposal,” please revise the following disclosure to clarify that the Existing Fund’s expense cap includes Rule 12b-1 distribution fees while the New Fund’s expense cap excludes Rule 12b-1 distribution fees.

“At the Existing Fund’s current asset level, however, the total net annual expense ratio of the New Fund (as a percentage of average annual net assets) will be the same as that of the Existing Fund, because the Adviser has agreed to limit the operating expenses for Class A shares of the New Fund, excluding the New Fund’s Rule 12b-1 distribution fee of 0.25%,  to 1.55% of the New Fund’s average daily net assets pursuant to an expense limitation agreement that will be effective for at least one year from the date of the New Fund’s prospectus.  When the Rule 12b-1 distribution fee is added to the New Fund’s contractual expense limitation, the effective expense limitation will be 1.80%, which is the current expense limitation for the Existing Fund.”

Response:  The Registrant has revised the specified disclosure as set forth below (emphasis added):

“At the Existing Fund’s current asset level, however, the total net annual expense ratio of the New Fund (as a percentage of average annual net assets) will be the same as that of the Existing Fund, because the Adviser has agreed to limit the operating expenses for Class A shares of the New Fund, excluding the New Fund’s Rule 12b-1 distribution fee of 0.25%,  to 1.55% of the New Fund’s average daily net assets pursuant to an expense limitation agreement that will be effective until July 31, 2016.  When the Rule 12b-1 distribution fee is added to the New Fund’s contractual expense limitation, the effective expense limitation will be 1.80%, which is the current expense limitation for the Existing Fund (which expense limitation includes Rule 12b-1 distribution fees).”

5.
Comment:  Under the headings “Proposal 1 - Reasons for the Reorganization,” please note that the expiration date of the expense limitation for the New Fund must be effective for at least one year from the effective date of the New Fund’s registration statement.

Response:  The Registrant has revised the specified disclosure as set forth below (emphasis added):

“In considering the proposed reorganization, the Trustees discussed, among other things, the terms of the reorganization, including the following factors: … That (i) the advisory fee for the New Fund will be equal to the advisory fee currently paid by the Existing Fund; and (ii) the Adviser has contractually agreed for a period of at least one year after the reorganization, to waive the New Fund’s advisory fees and/or reimburse expenses (excluding certain expenses) in order to ensure that the New Fund’s total annual fund operating expenses do not exceed 1.55%, excluding the Rule 12b-1 distribution fee of 0.25%, which equates to the level of the Existing Fund’s current expense limitation.”

6.
Comment:  Under the headings “Proposal 1 - Comparison of the Existing Fund and the New Fund,” in the “Table of Fees and Expenses”, please explain what footnote 1 to the number in the “Redemption Fee…” line and “New Fund (Pro Forma)” column relate to.

Response:  The Registrant confirms that the footnote was included error and has been deleted.

7.
Comment:  Under the headings “Proposal 1 - Comparison of the Existing Fund and the New Fund,” in the “Table of Fees and Expenses”, footnote 1 to the fee table indicates that the Existing Fund’s expense cap expires on July 31, 2014.  If that is the case, the references to the expense cap should be deleted.

Response:  The adviser to the Existing Fund has extended the expense limitation for the Existing Fund to July 31, 2015, and the disclosure has been updated accordingly.

8.
Comment:  Under the headings “Proposal 1 - Comparison of the Existing Fund and the New Fund,” consider whether the heading “Sales Charge Reductions and Waivers” should be moved down three paragraphs (to precede the paragraph beginning with “To receive a reduction or waiver…”).

Response: The Registrant has made the requested revision.

9.
Comment:  Under the headings “Proposal 1 - Comparison of the Existing Fund and the New Fund,” certain disclosures under the heading “Sales Charge Reductions and Waivers” are inconsistent with the information presented in the fee table.  Please correct as appropriate.

Response:  The Registrant has deleted the paragraphs including the disclosures that are inconsistent with the fee table.

************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee
Laurie A. Dee, Esq.
Bingham McCutchen LLP